 Exhibit 99.4

BELLATRIX EXPLORATION LTD.

- and -

NATIONAL BANK FINANCIAL INC.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of
Subscription Receipts

Dated August 9, 2016

TABLE OF CONTENTS

Page

Article 1 INTERPRETATION	2
1.1 Definitions	2
1.2 Headings	6
1.3 References	6
1.4 Certain Rules of Interpretation	6
1.5 Day Not a Business Day	6
1.6 Applicable Law	6
1.7 Conflict	6
1.8 Currency	6
1.9 Severability	6
Article 2 ISSUE OF SUBSCRIPTION RECEIPTS	7
2.1 Payment Acknowledgement	7
2.2 Terms and Issue of Subscription Receipts	7
2.3 Fractional Subscription Receipts	8
2.4 Register for Subscription Receipts	8
2.5 Registers Open for Inspection	8
2.6 Receiptholder not a Shareholder	8
2.7 Subscription Receipts to Rank Pari Passu	8
2.8 Electronic Deposit of Subscription Receipts	8
2.9 Signing of Subscription Receipt Certificates	10
2.10 Certification by the Subscription Receipt Agent	10
2.11 Issue in Substitution for Subscription Receipt Certificates Lost, etc.	11
2.12 Exchange of Subscription Receipt Certificates	11
2.13 Charges for Exchange	11
2.14 Transfer and Ownership of Subscription Receipts	12
2.15 Listing of Subscription Receipts	12
2.16 Right of Rescission	13
2.17 U.S. Subscription Receipts	13
2.18 Reliance by Subscription Receipt Agent	13
Article 3 SATISFACTION OF ISSUANCE RIGHT OR TERMINATION PAYMENT RIGHT	14
3.1 Notice of the Disposition	14
3.2 Release of Funds on the Disposition Date	14
3.3 Issue of Common Shares and Payments thereon	14
3.4 Payment on Termination	15
3.5 Cancellation of Surrendered Subscription Receipt	16
Article 4 INVESTMENT OF PROCEEDS AND PAYMENT OF INTEREST	16
4.1 Investment of Proceeds	16
4.2 Segregation of Proceeds	17
Article 5 RIGHTS OF THE CORPORATION AND COVENANTS	17
5.1 Optional Purchases by the Corporation	17
5.2 General Covenants	17
5.3 Subscription Receipt Agent's Remuneration, Expenses and Indemnification	19
5.4 Performance of Covenants by Subscription Receipt Agent	20

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5.5 Accounting	20
5.6 Payments by Subscription Receipt Agent	20
5.7 Regulatory Matters	20
Article 6 ENFORCEMENT	20
6.1 Suits by Receiptholders	20
6.2 Immunity of Shareholders, etc.	21
6.3 Limitation of Liability	21
Article 7 MEETINGS OF RECEIPTHOLDERS	21
7.1 Right to Convene Meetings	21
7.2 Notice	21
7.3 Chairman	22
7.4 Quorum	22
7.5 Power to Adjourn	22
7.6 Show of Hands	22
7.7 Poll and Voting	22
7.8 Regulations	23
7.9 Corporation and Subscription Receipt Agent may be Represented	23
7.10 Powers Exercisable by Extraordinary Resolution	24
7.11 Meaning of Extraordinary Resolution	25
7.12 Powers Cumulative	25
7.13 Minutes	26
7.14 Instruments in Writing	26
7.15 Binding Effect of Resolutions	26
7.16 Holdings by Corporation Disregarded	27
Article 8 SUPPLEMENTAL AGREEMENTS	27
8.1 Provision for Supplemental Agreements for Certain Purposes	27
Article 9 CONCERNING THE SUBSCRIPTION RECEIPT AGENT	28
9.1 Rights and Duties of Subscription Receipt Agent	28
9.2 Evidence, Experts and Advisers	29
9.3 Documents, Monies, etc. Held by Subscription Receipt Agent	29
9.4 Actions by Subscription Receipt Agent to Protect Interest	29
9.5 Subscription Receipt Agent not Required to Give Security	30
9.6 Protection of Subscription Receipt Agent	30
9.7 Replacement of Subscription Receipt Agent; Successor by Merger	30
9.8 Conflict of Interest	31
9.9 Acceptance of Appointment	32
9.10 Subscription Receipt Agent Not to be Appointed Receiver	32
9.11 Anti-Money Laundering and Anti-Terrorist Legislation	32
9.12 Privacy Laws	32
9.13 Force Majeure	33
Article 10 GENERAL	33
10.1 Notice to the Corporation, Subscription Receipt Agent and the Lead Underwriter	33
10.2 Notice to Receiptholders	34
10.3 Ownership and Transfer of Subscription Receipts	34
10.4 Evidence of Ownership	34
10.5 Satisfaction and Discharge of Agreement	35

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10.6 Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders	35
10.7 Subscription Receipts Owned by the Corporation or its Subsidiaries - Certificate to be Provided	35
10.8 Effect of Execution	36
10.9 Time of Essence	36
10.10 Counterparts	36
10.11 Third Party Interests	36

SUBSCRIPTION RECEIPT AGREEMENT

THIS SUBSCRIPTION RECEIPT AGREEMENT made as of the 9th day of August, 2016.

AMONG:

BELLATRIX EXPLORATION LTD., a corporation amalgamated under the laws of province of Alberta (hereinafter referred to as the "Corporation")

AND

NATIONAL BANK FINANCIAL INC. (hereinafter referred to as "NBF" or the "Lead Underwriter")

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta, hereinafter referred to as the "Subscription Receipt Agent")

WHEREAS the Corporation is proposing to issue and sell Subscription Receipts (as defined herein), each Subscription Receipt representing the right to receive, for no additional consideration, one Common Share (as defined herein) in certain circumstances described herein;

AND WHEREAS the Corporation and the Lead Underwriter, on behalf of the Underwriters (as defined herein), have agreed that:

(a)	the Proceeds (as defined herein) are to be delivered to and held by the Subscription Receipt Agent and invested on behalf of the holders of Subscription Receipts, the Underwriters and the Corporation, as applicable, in the manner set forth herein;
(b)	if the Escrow Release Condition (as defined herein) has been satisfied and the Closing Notice (as defined herein) and the Irrevocable Direction (as defined herein) have been delivered prior to the Termination Time (as defined herein): (i) each holder of Subscription Receipts shall receive, without payment of additional consideration or further action on the part of the holder thereof, one Common Share for each Subscription Receipt held; (ii) the Proceeds plus any Earned Interest (as defined herein) thereon (less the remaining one-half of the Underwriters' Fee (as defined herein) and any Earned Interest thereon) shall be released to the Corporation; and (iii) the remaining one-half of the Underwriters' Fee and any Earned Interest thereon will be released to NBF on behalf of the Underwriters; and
(c)	if the Escrow Release Condition is not satisfied prior to the Termination Time, the subscription for Common Shares represented by each Subscription Receipt shall be automatically terminated and cancelled and each holder of Subscription Receipts shall receive from the Corporation an amount equal to the Subscription Price (as defined herein) in respect of each Subscription Receipt held together with such holder's pro rata share of any Earned Interest thereon, less any applicable withholding taxes, all of which shall be paid out of the Escrowed Funds (as defined herein), subject to the terms set forth herein;

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AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when certified by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding obligations of the Corporation with the benefits of and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are made by the Corporation and the Lead Underwriter, on behalf of the Underwriters, as the context provides, and not by the Subscription Receipt Agent;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	"1933 Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
(b)	"1934 Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
(c)	"Agreement" means this agreement, as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof;
(d)	"Beneficial Owners" has the meaning given to such term in Section 2.8(b);
(e)	"Business Day" means a day which is not Saturday or Sunday or a holiday in Calgary, Alberta or Toronto, Ontario;
(f)	"CDS" or the "Depository" means CDS Clearing and Depository Services Inc. and its successors in interest;
(g)	"Closing Notice" means the joint notice to be executed by the Corporation and NBF, on behalf of the Underwriters, substantially in the form attached as Schedule "C" hereto, confirming to the Subscription Receipt Agent that the Escrow Release Condition has been satisfied;
(h)	"Common Shares" means the common shares in the capital of the Corporation;
(i)	"Corporation" means Bellatrix Exploration Ltd.;
(j)	"Deadline" means 5:00 p.m. (Calgary time) on September 30, 2016 or such later date as may be agreed to by the Corporation and the Lead Underwriter, on behalf of the Underwriters, and communicated in writing to the Subscription Receipt Agent, provided in no event may such deadline be extended beyond November 11, 2016;

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(k)	"Designated Offices" means the principal offices of the Subscription Receipt Agent from time to time in the cities of Calgary, Alberta and Toronto, Ontario;
(l)	"Disposition" means the proposed disposition by the Corporation, pursuant to the terms of the Disposition Agreement, of an undivided 35% interest in the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats to Keyera Partnership (or such other party as may purchase such assets on substantially the same terms as set out in the disposition agreement dated effective July 4, 2016 between the Corporation and Keyera Partnership on exercise of a right of first refusal or other similar right or agreement);
(m)	"Disposition Agreement" means the disposition agreement dated effective July 4, 2016 between the Corporation and Keyera Partnership providing for the Disposition, as it may be amended, or such other agreement as may be entered into between the Corporation and such other party as may purchase the undivided 35% interest in the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats on substantially the same terms as set out in the disposition agreement dated effective July 4, 2016 between the Corporation and Keyera Partnership on exercise of a right of first refusal or other similar right or agreement;
(n)	"Disposition Closing" means the closing of the Disposition in all material respects in accordance with the terms of the Disposition Agreement without amendment or waiver in either case materially adverse to the Corporation, unless the consent of NBF, on behalf of the Underwriters, is given to such amendment or waiver;
(o)	"Disposition Date" means the date, if any, upon which the Disposition Closing takes place, and "Disposition Time" means the time on the Disposition Date at which the Disposition Closing occurs;
(p)	"Earned Interest" means any interest or other income actually earned on the investment of the Escrowed Funds between the date hereof and the earlier to occur of the Disposition Date and the Termination Date;
(q)	"Escrowed Funds" means the Proceeds and any Earned Interest;
(r)	"Escrow Release Condition" means that the Disposition Closing has occurred;
(s)	"Extraordinary Resolution" has the meaning given to such term in Section 7.11;
(t)	"Irrevocable Direction" means the written irrevocable direction to be delivered by the Corporation to the Subscription Receipt Agent authorizing and directing the Subscription Receipt Agent, as the transfer agent of the Corporation, to issue the Common Shares issuable pursuant to the Subscription Receipts substantially in the form of Schedule "B" hereto;
(u)	"NBF" or the "Lead Underwriter" means National Bank Financial Inc.;
(v)	"NYSE" means the New York Stock Exchange;

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(w)	"Offered Subscription Receipts" means the 25,000,000 Subscription Receipts offered pursuant to the Prospectus in connection with the Subscription Receipt Offering, but, for greater certainty, does not include the Over-Allotment Subscription Receipts;
(x)	"Original Purchasers" has the meaning given to such term in Section 2.16(a);
(y)	"Over-Allotment Option" means the over-allotment option granted by the Corporation to the Underwriters to purchase, amongst other securities of the Corporation, up to 3,750,000 Over-Allotment Subscription Receipts (or up to 3,750,000 Common Shares if the Over-Allotment Option is exercised after the Disposition Time) pursuant to the Underwriting Agreement;
(z)	"Over-Allotment Subscription Receipts" means the Subscription Receipts purchased by the Underwriters upon exercise of the Over-Allotment Option, if any;
(aa)	"Participant" means a Person recognized by CDS as a participant in the non-certificated inventory system administered by CDS;
(bb)	"Permitted Investment" has the meaning given to such term in Section 4.1;
(cc)	"Person" includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;
(dd)	"Proceeds" means the aggregate gross proceeds from the issuance of the Offered Subscription Receipts and, in the event that any Over-Allotment Subscription Receipts are issued and sold prior to the Disposition Time, includes the gross proceeds from the issuance of such Over-Allotment Subscription Receipts;
(ee)	"Prospectus" means the (final) short form prospectus of the Corporation dated August 2, 2016 relating to the distribution in each of the Provinces of Canada, except Québec, of the Offered Subscription Receipts and the Over-Allotment Subscription Receipts or Common Shares, as applicable, issuable upon exercise of the Over-Allotment Option, and extendible convertible unsecured subordinated debentures of the Corporation, and unless the context otherwise requires, includes all documents incorporated therein by reference and any amendments thereto;
(ff)	"Receiptholders" or "holders" means the registered holders from time to time of Subscription Receipts;
(gg)	"Receiptholders' Request" means an instrument signed in one or more counterparts by Receiptholders entitled to acquire in the aggregate not less than twenty-five percent (25%) of the then outstanding Subscription Receipts, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;
(hh)	"Released Amount" has the meaning given to such term in Section 3.2;
(ii)	"SEC" means the United States Securities and Exchange Commission;
(jj)	"Shareholders" means the registered holders from time to time of Common Shares;
(kk)	"Subscription Price" means the sum of $1.20 per Subscription Receipt;

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(ll)	"Subscription Receipt Agent" means Computershare Trust Company of Canada or its successors from time to time under this Agreement, in its capacity hereunder and including as registrar and transfer agent of the Subscription Receipts;
(mm)	"Subscription Receipt Certificate" means a certificate evidencing Subscription Receipts in the form attached as Schedule "A" hereto;
(nn)	"Subscription Receipt Offering" means the offering of the Offered Subscription Receipts and the Over-Allotment Subscription Receipts pursuant to the Prospectus;
(oo)	"Subscription Receipts" means the subscription receipts issued hereunder and from time to time outstanding (including, for greater certainty, the Offered Subscription Receipts and the Over-Allotment Subscription Receipts), each Subscription Receipt evidencing the rights set out in Subsection 2.2(a);
(pp)	"Termination Date" means the date, if any, on which the Termination Time occurs;
(qq)	"Termination Time" means, the earliest of any of the following times:
(i)	the Deadline, if the Disposition Closing has not occurred;
(ii)	the time, if prior to the Deadline, the Disposition Agreement is terminated in accordance with its terms; and
(iii)	the time, if prior to the Deadline, the Corporation has advised the Subscription Receipt Agent and the Lead Underwriter, on behalf of the Underwriters, or has announced to the public, that it does not intend to proceed with the Disposition;
(rr)	"TSX" means the Toronto Stock Exchange;
(ss)	"Uncertificated Subscription Receipts" means, collectively, all Subscription Receipts which are not issued as part of a Subscription Receipt Certificate;
(tt)	"Underwriters" means, collectively, NBF, RBC Dominion Securities Inc., Scotia Capital Inc., Canaccord Genuity Corp., CIBC World Markets Inc., BMO Nesbitt Burns Inc. and Dundee Securities Ltd.;
(uu)	"Underwriting Agreement" means the agreement dated as of July 19, 2016 among the Corporation and the Underwriters in respect of the Subscription Receipt Offering and the offering to extendible convertible unsecured subordinated debentures of the Corporation;
(vv)	"Underwriters' Fee" means a fee of $0.06 per Subscription Receipt payable pursuant to and in accordance with the Underwriting Agreement;
(ww)	"U.S. Offered Securities" has the meaning given to such term in Section 2.17; and
(xx)	"U.S. Private Placement Memorandum" means the final U.S. private placement memorandum prepared for use in connection with the offer and sale of the Subscription Receipts in the United States.

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1.2	Headings

The headings, the table of contents and the division of this Agreement into Articles and Sections are for convenience of reference only and shall not affect the interpretation of this Agreement.

1.3	References

Unless otherwise specified in this Agreement:

(a)	references to Articles, Sections, and Schedules are to Articles, Sections, and Schedules in this Agreement; and
(b)	"hereto", "herein", "hereby", "hereunder", "hereof " and similar expressions, without reference to a particular provision, refer to this Agreement.
1.4	Certain Rules of Interpretation

Unless otherwise specified in this Agreement:

(a)	the singular includes the plural and vice versa; and
(b)	references to any gender shall include references to all genders.
1.5	Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.6	Applicable Law

This Agreement and the Subscription Receipts shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

1.7	Conflict

In the event of a conflict or inconsistency between a provision in the body of this Agreement and in any Subscription Receipt Certificate issued hereunder, the provision in the body of this Agreement shall prevail to the extent of the inconsistency.

1.8	Currency

All dollars amounts expressed in this Agreement and in the Subscription Receipts are in lawful money of Canada and all payments required to be made hereunder or thereunder shall be made in Canadian dollars.

1.9	Severability

Each of the provisions in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

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Article 2
ISSUE OF SUBSCRIPTION RECEIPTS

2.1	Payment Acknowledgement
(a)	The Subscription Receipt Agent hereby acknowledges receipt from NBF of a wire transfer of funds in the aggregate amount of $30,000,000 and confirms that such funds have been deposited in a segregated account in the name of the Corporation designated as "Bellatrix Exploration Ltd. – Subscription Receipts", or as otherwise directed by the Corporation and the Lead Underwriter, and the Subscription Receipt Agent will retain such amount in accordance with the terms of this Agreement pending payment of such amount in accordance with the terms of this Agreement.
(b)	The Corporation hereby acknowledges that the amount received by the Subscription Receipt Agent pursuant to Subsection 2.1(a) represents payment in full by the Underwriters of the Subscription Price for 25,000,000 Subscription Receipts and irrevocably directs the Subscription Receipt Agent to retain such amounts in accordance with the terms of this Agreement pending payment of such amount in accordance with the terms of this Agreement.
2.2	Terms and Issue of Subscription Receipts
(a)	Each Subscription Receipt shall evidence the right of each holder to receive, without payment of additional consideration or further action on part of the holder:
(i)	if the Escrow Release Condition is satisfied and the Disposition Notice and the Irrevocable Direction are delivered to the Subscription Receipt Agent prior to the Termination Time, one fully paid and non-assessable Common Share; or
(ii)	if, the Termination Time occurs, an amount per Subscription Receipt equal to the Subscription Price, together with such holder's pro rata share of any Earned Interest thereon (without regard to the date of issue of such Subscription Receipts), less any applicable withholding taxes.
(b)	A maximum of 28,750,000 Subscription Receipts (comprised of 25,000,000 Offered Subscription Receipts and 3,750,000 Over-Allotment Subscription Receipts) are hereby created and authorized to be issued.
(c)	The Subscription Receipt Agent is hereby directed, immediately following the execution and delivery of this Agreement, to deliver to NBF, or deposit at the direction of NBF, on behalf of the Underwriters 25,000,000 Uncertificated Subscription Receipts registered in the name of "CDS & Co" NCI Account bearing ISIN CA0783141199 / CUSIP 078314119, 25 The Esplanade, P.O. Box 1038 Stn. A, Toronto, Ontario, M5W 1G5.
(d)	Upon any exercise of the Over-Allotment Option, NBF, on behalf of the Underwriters, shall deliver to the Subscription Receipt Agent an amount equal to $1.20 per Over-Allotment Subscription Receipt to be issued and sold pursuant to such exercise of the Over-Allotment Option by wire transfer, certified cheque or bank draft (or such other form of payment that is acceptable to the Corporation and the Subscription Receipt Agent, acting reasonably) and the Corporation shall deliver a direction to the Subscription Receipt Agent to issue and deliver the Over-Allotment Subscription Receipts to be sold pursuant to such exercise of the Over-Allotment Option. The Corporation and NBF, on behalf of the Underwriters, irrevocably direct the Subscription Receipt Agent to retain any amounts received pursuant to any exercise of the Over-Allotment Option in accordance with the terms of this Agreement pending payment of such amount in accordance with the terms of this Agreement.

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2.3	Fractional Subscription Receipts

No fractional Subscription Receipts shall be issued or otherwise provided for hereunder.

2.4	Register for Subscription Receipts

The Corporation hereby appoints the Subscription Receipt Agent as registrar of the Subscription Receipts, and the Corporation shall cause to be kept by the Subscription Receipt Agent at the Designated Offices, a securities register in which shall be entered the names and addresses of holders of Subscription Receipts and the other particulars, prescribed by law, of the Subscription Receipts held by them. The Corporation shall also cause to be kept by the Subscription Receipt Agent at the Designated Offices the register of transfers, and may also cause to be kept by the Subscription Receipt Agent, branch registers of transfers in which shall be recorded the particulars of the transfers of Subscription Receipts registered in that branch register of transfers.

2.5	Registers Open for Inspection

The registers hereinbefore referred to shall be open at all reasonable times during regular business hours of the Subscription Receipt Agent on a Business Day for inspection by the Corporation, the Subscription Receipt Agent or any Receiptholder. The Subscription Receipt Agent shall, from time to time when requested so to do by the Corporation, furnish the Corporation with a list of the names and addresses of Receiptholders entered in the registers kept by the Subscription Receipt Agent and showing the number of Subscription Receipts held by each such holder.

2.6	Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt evidenced by a Subscription Receipt Certificate, an Uncertificated Subscription Receipt or otherwise, shall confer or be construed as conferring upon a Receiptholder any right or interest whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of Shareholders, or the right to receive dividends or any continuous disclosure materials of the Corporation. Receiptholders are entitled to exercise the rights expressly provided for in the Subscription Receipts and this Agreement on the terms and conditions set forth therein and herein.

2.7	Subscription Receipts to Rank Pari Passu

All Subscription Receipts shall rank pari passu, whatever may be the actual date of issue of same.

2.8	Electronic Deposit of Subscription Receipts
(a)	Subject to the provisions hereof, at the Lead Underwriter's option, Subscription Receipts will be issued on an uncertificated basis and registered in the name of and deposited electronically with CDS or its nominee.

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(b)	If the Corporation issues Subscription Receipts in an uncertificated format, owners of the beneficial interests in the Subscription Receipts ("Beneficial Owner") shall not receive Subscription Receipt Certificates in definitive form and shall not be considered registered owners or holders thereof under this Agreement or any supplemental agreement. Beneficial interests in the Subscription Receipts registered and deposited with CDS will be represented only through the non-certificated inventory system administered by CDS. Transfers of Subscription Receipts registered and deposited with CDS between Participants shall occur in accordance with the rules and procedures of CDS. Neither the Corporation, the Underwriters nor the Subscription Receipt Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS, or its nominee, on account of the Beneficial Owners in the Subscription Receipts registered and deposited with CDS. Nothing herein shall prevent the Beneficial Owners in the Subscription Receipts from voting such Subscription Receipts registered and deposited with CDS using duly executed proxies or voting instruction forms.
(c)	All references herein to actions by, notices given or payments made to Receiptholders shall, where Subscription Receipts are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the Participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Receiptholders evidencing a specified percentage of the aggregate Subscription Receipts outstanding, such direction or consent may be given by holders of Subscription Receipts acting through CDS and the Participants owning Subscription Receipts evidencing the requisite percentage of the Subscription Receipts. The rights of a Receiptholder whose Subscription Receipts are held through CDS shall be exercised only through CDS and the Participants and shall be limited to those established by law and agreements between such holders and CDS and the Participants upon instructions from the Participants. Each of the Subscription Receipt Agent and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Receiptholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.
(d)	For so long as Subscription Receipts are held through CDS, if any notice or other communication is required to be given to Receiptholders who hold Subscription Receipts, the Subscription Receipt Agent will give such notices and communications to CDS.
(e)	If CDS resigns or is removed from its responsibility as depository and the Subscription Receipt Agent is unable or does not wish to locate a qualified successor, CDS shall surrender the Subscription Receipts to the Subscription Receipt Agent with instructions for registration of Subscription Receipts in the name and in the amount specified by CDS and the Corporation shall issue and the Subscription Receipt Agent shall certify and deliver the aggregate number of Subscription Receipts then outstanding in the form of definitive Subscription Receipt Certificates representing such Subscription Receipts.
(f)	The rights of Receiptholders who hold securities entitlements in respect of the Subscription Receipts through the non-certificated inventory system administered by CDS shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and the Receiptholders who hold securities entitlements in respect of the Subscription Receipts through the non-certificated inventory system administered by CDS, and such rights must be exercised through a Participant in accordance with the rules and procedures of the Depository.
(g)	Notwithstanding anything herein to the contrary, none of the Corporation, the Lead Underwriter nor the Subscription Receipt Agent nor any agent thereof shall have any responsibility or liability for:

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(i)	the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Subscription Receipts or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Subscription Receipt represented by an electronic position in the non-certificated inventory system administered by CDS;
(ii)	for maintaining, supervising or reviewing any records of the Depository or any Participant relating to any such interest; or
(iii)	any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Participant.
(h)	The Corporation may terminate the application of this Section 2.8 subject to the consent of NBF, on behalf of the Underwriters, such consent not to be unreasonably withheld, in which case all Subscription Receipts shall be evidenced by Subscription Receipt Certificates registered in the name of a person other than the Depository.
(i)	Notwithstanding the foregoing, upon request of the Beneficial Owner, through the Depository, the Subscription Receipt Agent shall issue a Subscription Receipt Certificate in respect of the interest of such Beneficial Owner, in which case the Uncertificated Subscription Receipt representing such Subscription Receipts shall be reduced accordingly and such Subscription Receipts shall be duly registered as directed by the Depository.
2.9	Signing of Subscription Receipt Certificates

Subscription Receipt Certificates, if issued, shall be signed by any one officer of the Corporation. The signature of such officer may be mechanically reproduced in facsimile or electronic means and Subscription Receipt Certificates bearing such electronic signature shall, subject to Section 2.10, be binding upon the Corporation as if they had been manually signed by such officer. Notwithstanding that the person whose manual or electronic signature appears on any Subscription Receipt Certificate as such officer may no longer hold such position at the date of such Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to Section 2.10, be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this Agreement.

2.10	Certification by the Subscription Receipt Agent
(a)	No Subscription Receipt shall be issued or, if issued, shall be valid for any purpose or entitle the Receiptholder to the benefit hereof until:
(i)	in the case of an Uncertificated Subscription Receipt, the deposit by the Subscription Receipt Agent in accordance with Section 2.8; or
(ii)	in the case of a Subscription Receipt Certificate, the Subscription Receipt Certificate has been certified by manual signature by or on behalf of the Subscription Receipt Agent, and such certification by the Subscription Receipt Agent upon any Subscription Receipt Certificate shall be conclusive evidence as against the Corporation that the Subscription Receipt Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

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(b)	The certification of the Subscription Receipt Agent of a Subscription Receipt issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or the Subscription Receipt Certificates or Uncertificated Subscription Receipts, as applicable, (except the due certification thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipt Certificates or Uncertificated Subscription Receipts or any of them or of the consideration therefor except as otherwise specified herein. The certification by or on behalf of the Subscription Receipt Agent on Subscription Receipt Certificates shall constitute a representation and warranty by the Subscription Receipt Agent that the said Subscription Receipt Certificates have been duly certified by or on behalf of the Subscription Receipt Agent pursuant to the provisions of this Agreement.
2.11	Issue in Substitution for Subscription Receipt Certificates Lost, etc.
(a)	In case any Subscription Receipt Certificate issued pursuant to this Agreement shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable law and compliance with paragraph (b) below, shall issue and thereupon the Subscription Receipt Agent shall certify and deliver, a new Subscription Receipt Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipt Certificates issued or to be issued hereunder.
(b)	The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.11 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Subscription Receipt Agent, each in their sole discretion, and such applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and the Subscription Receipt Agent, each in their sole discretion, and shall pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith.
2.12	Exchange of Subscription Receipt Certificates
(a)	Subscription Receipt Certificates may, upon compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for another Subscription Receipt Certificate or Subscription Receipt Certificates entitling the Receiptholder thereof to, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged.
(b)	Subscription Receipt Certificates may be surrendered for exchange only at the Designated Offices during regular business hours of the Subscription Receipt Agent.
2.13	Charges for Exchange

Except as otherwise herein provided, the Subscription Receipt Agent may charge to the holder requesting an exchange a reasonable sum for each new Subscription Receipt Certificate issued in exchange for Subscription Receipt Certificate(s). Payment of such charges and reimbursement of the Subscription Receipt Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

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2.14	Transfer and Ownership of Subscription Receipts
(a)	There are no restrictions on the transfer of the Subscription Receipts. However, the Subscription Receipts may only be transferred on the register kept at one of the Designated Offices by the Receiptholder or his legal representatives or his attorney duly appointed by an instrument in writing. Upon surrender for registration of transfer of Subscription Receipts at one of the Designated Offices and upon compliance with this Section 2.14, the Corporation shall issue and thereupon the Subscription Receipt Agent shall certify and deliver a new Subscription Receipt Certificate or confirm the electronic deposit of Uncertificated Subscription Receipts of like tenor in the name of the designated transferee. If less than all the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) or Uncertificated Subscription Receipts so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate or electronically deposited Uncertificated Subscription Receipts registered in his name evidencing the Subscription Receipts not transferred. However, notwithstanding the foregoing, Subscription Receipts shall only be transferred upon:
(i)	payment to the Subscription Receipt Agent of a reasonable sum for each new Subscription Receipt Certificate issued upon such transfer, and reimbursement of the Subscription Receipt Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid in respect of such transfer; and
(ii)	such reasonable requirements as the Subscription Receipt Agent may prescribe,

and all such transfers shall be duly noted in such register by the Subscription Receipt Agent.

(b)	The Corporation and the Subscription Receipt Agent shall deem and treat the registered owner of any Subscription Receipt as the Beneficial Owner thereof for all purposes and neither the Corporation nor the Subscription Receipt Agent shall be affected by any notice to the contrary.
(c)	The transfer register in respect of Subscription Receipts shall be closed at the Designated Offices, on the earlier to occur of the Disposition Date and the Termination Date (subject to settlement).
(d)	Subject to the provisions of this Agreement and applicable law, a Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts. Either the issue and delivery of Common Shares or the payment of the Subscription Price and the holder's pro rata entitlement of Earned Interest, less applicable withholding taxes, as provided in Subsection 3.4(b), all in accordance with the terms and conditions herein contained, shall discharge all responsibilities of the Corporation and the Subscription Receipt Agent with respect to such Subscription Receipts and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of a Receiptholder or a transferee of Subscription Receipts who surrenders a Subscription Receipt Certificate or Uncertificated Subscription Receipt.
2.15	Listing of Subscription Receipts

The Corporation confirms that the Subscription Receipts will be listed for trading on the TSX under the symbol "BXE.R".

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2.16	Right of Rescission
(a)	If the Prospectus, together with any amendment thereto, is not delivered or contains a misrepresentation (as such term is defined in the Securities Act (Alberta)) and it was a misrepresentation on the date hereof, purchasers of Subscription Receipts who were the original purchasers of the Subscription Receipts (the "Original Purchasers") shall have and are hereby granted a contractual right of action against the Corporation for rescission to receive the Subscription Price exercisable on notice given to the Corporation not more than 180 days subsequent to the date hereof. The right of action for rescission is only available to an Original Purchaser following issuance of the Common Shares issuable upon surrender of such Subscription Receipts.
(b)	In no event shall the Corporation be liable under this Section 2.16 if the Original Purchaser purchased the Subscription Receipts with knowledge of the misrepresentation.
2.17	U.S. Subscription Receipts

The parties hereto hereby acknowledge and agree that: (i) neither the Subscription Receipts nor the Common Shares issuable pursuant thereto have been registered under the 1933 Act or the securities laws of any state of the United States; (ii) the Subscription Receipts originally offered and sold pursuant to Section 4(a)(2) under the 1933 Act (the "U.S. Offered Securities") and the Common Shares issuable pursuant to such Subscription Receipts are and will be "restricted securities" within the meaning of Rule 144 under the 1933 Act and, accordingly, may not be offered, resold, pledged or otherwise transferred, directly or indirectly, except (A) to the Corporation; (B) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act and in accordance with local laws and regulations; (C) pursuant to an exemption or exclusion from the registration requirements of the 1933 Act; or (D) pursuant to a registration statement that has been declared effective under the 1933 Act, and in each case in compliance with any applicable state securities laws; and (iii) notwithstanding any other provision of this Agreement, if required by applicable law, any U.S. Offered Securities (and any Common Shares issuable pursuant thereto) may be delivered in the form of definitive Subscription Receipt Certificates (or a definitive share certificate representing the Common Shares issuable pursuant thereto, where applicable) registered in the name of the holder of such U.S. Offered Securities or Common Shares and reflecting any legends required by applicable securities laws.

2.18	Reliance by Subscription Receipt Agent

The Subscription Receipt Agent shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, conversion or transfer of any Subscription Receipts or any Common Shares issuable upon the exercise thereof provided such issue, conversion or transfer, as the case may be, is effected in accordance with the terms of the Subscription Receipts and this Agreement. The Subscription Receipt Agent may assume for the purposes of this Agreement that any address on the register is the holder's actual address and is also determinative as to residency and that the address of any transferee to whom any Subscription Receipts or Common Shares, as applicable, are to be registered, as shown on the transfer document, is the transferee's residency.

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Article 3
SATISFACTION OF ISSUANCE RIGHT
OR TERMINATION PAYMENT RIGHT

3.1	Notice of the Disposition

If the Escrow Release Condition is satisfied prior to the Termination Time the Corporation shall: (a) deliver to NBF, on behalf of the Underwriters, an officers' certificate signed on behalf of the Corporation by the President and Chief Executive Officer and the Vice-President, Finance and Chief Financial Officer of the Corporation or such other officers of the Corporation satisfactory to NBF, on behalf of the Underwriters, acting reasonably, certifying, on behalf of the Corporation and without personal liability, that the Disposition Time has occurred and that the Disposition Agreement has not been amended nor have any terms and conditions thereof been waived, other than as disclosed in writing to the Underwriters; (b) cause a Closing Notice executed by the Corporation, substantially in the form attached as Schedule "C" hereto to be delivered to the Subscription Receipt Agent and to NBF on behalf of the Underwriters; (c) concurrently deliver the Irrevocable Direction to the Subscription Receipt Agent, substantially in the form attached as Schedule "B" hereto, executed by the Corporation, to issue and deliver the Common Shares issuable pursuant to the Subscription Receipts and make the payments as provided for herein; and (d) shall, after the Disposition Time, issue a press release setting out the Disposition Date and that the Common Shares will be issued effective as at the Disposition Time. Upon receipt of the abovementioned officers' certificate, NBF will promptly execute the Closing Notice and deliver the Closing Notice to the Corporation and the Subscription Receipt Agent.

3.2	Release of Funds on the Disposition Date
(a)	Upon the delivery of the Closing Notice and the Irrevocable Direction in accordance with Section 3.1 hereof, the Corporation shall be entitled to receive from the Subscription Receipt Agent the Escrowed Funds, less the amount payable to NBF on behalf of the Underwriters pursuant to Section 3.2(b) (the "Released Amount"). The Subscription Receipt Agent shall deliver the Released Amount to the Corporation, or to such other party as the Corporation directs in writing, as soon as reasonably practicable after the delivery of the Closing Notice and the Irrevocable Direction referred to in Section 3.1.
(b)	The Subscription Receipt Agent shall pay or cause to be paid to NBF on behalf of the Underwriters, in accordance with the Underwriting Agreement, an amount equal to fifty percent (50%) of the Underwriters' Fee payable in respect of the Offered Subscription Receipts and in respect of any Over-Allotment Subscription Receipts issued prior to the delivery of the Closing Notice and the Irrevocable Direction, being an aggregate of $750,000 (plus an amount of $0.03 per Over-Allotment Subscription Receipt for any Over-Allotment Subscription Receipts issued) plus any Earned Interest thereon, forthwith upon delivery of the documents set forth in Section 3.1.
3.3	Issue of Common Shares and Payments thereon
(a)	If the Disposition Time occurs prior to the Termination Time, the Common Shares shall be and shall be deemed to be issued to the Receiptholders in accordance with the right of such holder as described in Subsection 2.2(a)(i) hereof (which right shall be and shall be deemed to be exercised upon the occurrence of the Disposition Time) and such Common Shares shall be deemed to be issued pursuant to the Corporation's constating documents at the Disposition Time, notwithstanding that a customer confirmation therefor may not yet have been issued, and the persons to whom such Common Shares are to be issued in accordance with the provisions of this Agreement shall be deemed to have become the holders of record of such Common Shares at the Disposition Time.

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(b)	If the Disposition Time occurs prior to the Termination Time, the holder shall be entitled from and after the Disposition Time, to a customer confirmation representing the applicable number of Common Shares issuable pursuant to such holder's Subscription Receipts.
(c)	Upon the issuance or deemed issuance of Common Shares pursuant to the Subscription Receipts represented by Uncertificated Subscription Receipts, the Corporation or the Subscription Receipt Agent shall direct CDS to cause to be entered and issued, as the case may be, to the person or persons in whose name or names such Common Shares have been issued, a customer confirmation.
(d)	Upon the issuance or deemed issuance of Common Shares pursuant to the Subscription Receipts not represented by Uncertificated Subscription Receipts, the Subscription Receipt Agent shall issue and mail or deliver to holders of such Subscription Receipts at their registered addresses share certificates representing the Common Shares to which they are entitled not later than the second Business Day following the Disposition Date.
(e)	If any of the Common Shares are to be issued to a person or persons other than the Receiptholder, the Receiptholder shall comply with such reasonable requirements as the Corporation may prescribe and pay to the Corporation or the Subscription Receipt Agent on behalf of the Corporation, all applicable transfer or similar taxes or fees and the Corporation shall not be required to issue or deliver certificates evidencing the Common Shares unless such Receiptholder shall have paid the amount of such tax or fee or shall have established to the satisfaction of the Corporation that such fee or tax has been paid or that no fee or tax is due.
(f)	Effective immediately after the Common Shares have been deemed to be issued as contemplated in Subsection 3.3(a), the Subscription Receipts relating thereto shall be void and of no value or effect.
3.4	Payment on Termination
(a)	If the Termination Time occurs, the Corporation shall forthwith notify the Subscription Receipt Agent thereof in writing and shall issue a press release setting forth the Termination Date.
(b)	If the Termination Time occurs, the subscription evidenced by each Subscription Receipt shall be automatically terminated and cancelled and each Receiptholder (or a transferee thereof if all applicable transfer requirements, other than registration, have been satisfied) shall be entitled (subject to Subsection 3.4(d)) from and after the Termination Time, to payment in the aggregate amount of (i) the Subscription Price in respect of each of such holder's Subscription Receipts; and (ii) such holder's pro rata share of the Earned Interest (without regard to the date of issue of such Subscription Receipts), less applicable withholding taxes. The amount paid to each Receiptholder under (i) shall be satisfied by the Proceeds and the amount in (ii), if any, shall be satisfied by the Earned Interest.
(c)	If the Disposition Time does not occur prior to the Termination Time, registers shall be closed at the close of business on the Termination Date.
(d)	The obligation to make the payment of the amount specified in Subsection 3.4(b) shall be satisfied by mailing or delivering payment by cheque or wire transfer to the registered holder of the Subscription Receipt at its registered address by no later than the second Business Day following the Termination Date.

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(e)	Upon the mailing or delivery of any cheque or wire transfer as provided in Subsection 3.4(d) (and provided such cheque has been honoured for payment, if presented for payment within six months of the date thereof or, if sent by wire transfer, with receipt confirmed) all rights evidenced by the Subscription Receipts relating thereto shall be satisfied and such Subscription Receipts shall be void and of no value or effect.
3.5	Cancellation of Surrendered Subscription Receipt

All Subscription Receipts surrendered to the Subscription Receipt Agent shall be returned to or received by the Subscription Receipt Agent for cancellation and, if required by the Corporation, the Subscription Receipt Agent shall furnish the Corporation with a cancellation certificate identifying the Subscription Receipt Certificates and/or Uncertificated Subscription Receipts so cancelled and the number of Subscription Receipts evidenced thereby.

Article 4
INVESTMENT OF PROCEEDS
AND PAYMENT OF INTEREST

4.1	Investment of Proceeds
(a)	Pending disbursement of the Escrowed Funds, the Subscription Receipt Agent shall hold, invest and reinvest such amount in Permitted Investments as directed in writing by the Corporation and the Lead Underwriter. "Permitted Investments" for the Escrowed Funds shall be: (i) obligations issued or fully guaranteed by the Government of Canada having a maturity date of not later than the Deadline, (ii) obligations issued or fully guaranteed by the government of any province of Canada having a maturity date of not later than the Deadline, (iii) term deposits or bankers' acceptances of a Canadian chartered bank having a maturity date of not later than the Deadline; and (iv) such other investments approved by the Corporation and the Lead Underwriter in writing. Such written direction to the Subscription Receipt Agent shall be provided no later than 9:00 a.m. (Calgary time) on the day on which the investment is to be made. Any written direction received by the Subscription Receipt Agent after 9:00 a.m. (Calgary time) or on a day which is not a Business Day, shall be deemed to have been given prior to 9:00 a.m. (Calgary time) on the next succeeding Business Day.
(b)	If at any time the Escrowed Funds includes an amount that is not invested in Permitted Investments and the Corporation and the Lead Underwriter have not provided written directions to the Subscription Receipt Agent to invest such amount, such uninvested amount will be held in an interest bearing account until the Subscription Receipt Agent has been directed in writing to so invest and the Subscription Receipt Agent shall pay interest on such Escrowed Funds at an annual rate which is equal to 2.50 percent less than the prime rate of interest announced from time to time by The Bank of Nova Scotia on Canadian dollar loans made to its most credit worthy customers in Canada. Such payment obligation shall be calculated daily and paid to the account(s) within three (3) Business Days of each month-end. The Subscription Receipt Agent may receive investment earnings in excess of, or less than, the interest payable pursuant to this Section 4.1(b), such earnings being for the Subscription Receipt Agent's benefit or at its risk, as applicable.

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(c)	All earnings received from the investment of the Escrowed Funds shall be credited to, and shall become a part of, the Escrowed Funds. Any bank charges and similar fees as well as losses, if any, on such investments shall be deducted from the Earned Interest provided that if the aggregate amount of such bank charges and similar fees as well as losses are in excess of Earned Interest such excess amount shall be paid by the Corporation and deposited with the Subscription Receipt Agent.

(d)	Up and until such time as the Corporation delivers the Closing Notice and the Irrevocable Direction in accordance with Section 3.2, all amounts held by the Subscription Receipt Agent pursuant to this Agreement shall be held in escrow by the Subscription Receipt Agent for the benefit of the Receiptholders and the delivery of the Escrowed Funds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship between the Subscription Receipt Agent and the Receiptholders. Following delivery of the Closing Notice and the Irrevocable Direction in accordance with Section 3.2, all amounts held by the Subscription Receipt Agent pursuant to this Agreement shall be held in escrow by the Subscription Receipt Agent for the benefit of the Corporation and the Lead Underwriter, on behalf of the Underwriters, as applicable, in accordance with their entitlements hereunder as set out in Section 3.2. Except in respect of the interest earned as contemplated by Section 4.1(b), the amounts held by the Subscription Receipt Agent pursuant to this Agreement are the sole risk of the Corporation, the Underwriters and Receiptholders. Except in respect of the interest earned as contemplated by Section 4.1(b), the Subscription Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Funds which may result from any Permitted Investments made pursuant to this Section 4.1, including any losses on any investment required to be liquidated prior to maturity in order to make a payment required hereunder.
4.2	Segregation of Proceeds

The Escrowed Funds received by the Subscription Receipt Agent and any securities or other instruments received by the Subscription Receipt Agent upon the investment or reinvestment of such Escrowed Funds, shall be received as agent and in trust for, and shall be segregated and kept apart by the Subscription Receipt Agent as agent for, (a) up and until such time as the Corporation delivers the Closing Notice and the Irrevocable Direction in accordance with Section 3.2, the Receiptholders, (b) following delivery of the Closing Notice and the Irrevocable Direction in accordance with Section 3.2, the Underwriters and the Corporation, as applicable, in accordance with their entitlements hereunder as set out in Section 3.2.

Article 5
RIGHTS OF THE CORPORATION AND COVENANTS

5.1	Optional Purchases by the Corporation

Subject to applicable law, the Corporation may from time to time purchase by private contract or otherwise any of the Subscription Receipts.

5.2	General Covenants
(a)	The Corporation covenants with the Subscription Receipt Agent and the Lead Underwriter, on behalf of the Underwriters, that so long as any Subscription Receipts remain outstanding:
(i)	it will use its best efforts to maintain its existence;

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(ii)	it will make all requisite filings under applicable Canadian securities legislation including those necessary to remain a reporting issuer not in default in each of the Provinces of Canada;
(iii)	it will announce by press release the occurrence of the Disposition Time or the Termination Time, as the case may be, in accordance with Section 3.1 or Subsection 3.4(a), as the case may be;
(iv)	it will perform and carry out all of the acts or things to be done by it as provided in this Agreement;
(v)	prior to the earlier of the Disposition Date and the Termination Date, it will not sell the properties or assets of the Corporation as, or substantially as, an entirety, to, any other entity other than a wholly-owned subsidiary of the Corporation;
(vi)	it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares pursuant to the Subscription Receipts;
(vii)	it will cause the Common Shares issued pursuant to the Subscription Receipts to be duly issued as fully paid and non-assessable Common Shares and delivered in accordance with the Subscription Receipts and the terms hereof;
(viii)	it will use its best efforts to ensure that (until the earlier of the Disposition Date and the Termination Date) the Subscription Receipts and the Common Shares continue to be or are listed and posted for trading on the TSX. Further, it will use its reasonable commercial efforts to ensure that (until the earlier of the Disposition Date and the Termination Date) the Common Shares continue to be listed and posted for trading on the NYSE;
(ix)	with respect to any notice to be given or other acts to be performed or which may be given by the Corporation to the Lead Underwriter under or pursuant to this Agreement (including under Section 3.1 hereof), the Corporation shall provide to the Lead Underwriter, in a timely manner, all such information and documents as the Lead Underwriter may reasonably request and is within the knowledge and control of the Corporation in order to verify the factual circumstances relating to such notices or acts;
(x)	it will promptly advise the Subscription Receipt Agent, the Underwriters and the holders of Subscription Receipts in writing of any default under the terms of this Agreement;
(xi)	as at the date of execution of this Agreement, its Common Shares are a class of securities registered pursuant to Section 12 of the 1934 Act; and
(xii)	in the event that the registration of its Common Shares under the 1934 Act shall be terminated by the Corporation in accordance with the 1934 Act, the Corporation shall promptly deliver to the Subscription Receipt Agent an officers' certificate (in a form provided by the Subscription Receipt Agent) notifying the Subscription Receipt Agent of such termination and such other information as the Subscription Receipt Agent may require at such time. The Corporation acknowledges that the Subscription Receipt Agent is relying upon the forgoing representation and covenants in order to meet certain obligations imposed by the SEC upon it with respect to clients of the Subscription Receipt Agent that are subject to reporting obligations under the 1934 Act.

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(b)	The Corporation further covenants with the Subscription Receipt Agent and the Lead Underwriter, on behalf of the Underwriters, that, from the date hereof to the earlier of the Termination Date and the Disposition Date, it will not do any of the following:
(i)	subdivide or redivide the outstanding Common Shares into a greater number of Common Shares;
(ii)	reduce, combine or consolidate the outstanding Common Shares into a smaller number of Common Shares;
(iii)	issue Common Shares to holders of all or substantially all of the outstanding Common Shares by way of a dividend or distribution;
(iv)	fix a record date for the making of, or make, distribute or pay, to all or substantially all the holders of its outstanding Common Shares of: (A) shares of any class other than Common Shares; (B) rights, option or warrants entitling the holders to subscribe for, purchase or acquire Common Shares or securities exchangeable for or convertible into Common Shares or property or assets of the Corporation; (C) evidences of its indebtedness; or (D) assets;
(v)	declare or pay any dividend or other distribution to all or substantially all of the holders of Common Shares of any kind or nature; or
(vi)	reclassify the Common Shares or undertake a reorganization of the Corporation or a consolidation, amalgamation, arrangement or merger of the Corporation with any other Person or other entity; or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other Person or entity or a liquidation, dissolution or winding-up of the Corporation.
5.3	Subscription Receipt Agent's Remuneration, Expenses and Indemnification
(a)	The Corporation covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon its request by way of an invoice for all reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of this Agreement (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Subscription Receipt Agent's negligence, wilful misconduct or fraud. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent against unpaid invoices and shall be payable on demand.
(b)	The Corporation hereby indemnifies and saves harmless the Subscription Receipt Agent and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Subscription Receipt Agent or which it may suffer or incur as a result or arising out of the performance of its duties and obligations under this Agreement, save only in the event of the negligence, wilful misconduct or fraud of the Subscription Receipt Agent. It is understood and agreed that this indemnification shall survive the termination or the discharge of this Agreement or the resignation or replacement of the Subscription Receipt Agent.

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5.4	Performance of Covenants by Subscription Receipt Agent

If the Corporation shall fail to perform any of its covenants contained in this Agreement, the Subscription Receipt Agent may notify the Receiptholders and the Lead Underwriter, on behalf of the Underwriters, of such failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Receiptholders of such performance by it. All sums expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in Section 5.3. No such performance, expenditure or advance by the Subscription Receipt Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants contained herein.

5.5	Accounting

The Subscription Receipt Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Subscription Receipt Agent hereunder and the receipt, investment, reinvestment and disbursement of the Escrowed Funds, and shall provide to the Corporation and the Lead Underwriter on behalf of the Underwriters records and statements thereof periodically upon written request. The Corporation shall have the right to audit any such books, records, accounts and statements.

5.6	Payments by Subscription Receipt Agent

In the event that any funds to be disbursed by the Subscription Receipt Agent in accordance herewith are received by the Subscription Receipt Agent in the form of an uncertified cheque or cheques, the Subscription Receipt Agent shall be entitled to delay the time for disbursement of such funds hereunder until such uncertified cheque or cheques have cleared in the ordinary course the financial institution upon which the same are drawn. The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it.

5.7	Regulatory Matters

The Corporation shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under applicable securities laws to permit the issuance of the Common Shares in the circumstances contemplated by Section 3.3 such that: (i) such issuance will comply with the prospectus and registration requirements of applicable securities laws; and (ii) the first trade in Common Shares issued pursuant to the Subscription Receipts will not be subject to, or will be exempt from, the prospectus requirements of applicable securities laws.

Article 6
ENFORCEMENT

6.1	Suits by Receiptholders

Subject to Section 7.10 hereof, all or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipt Certificates or of this Agreement, or of both, may be enforced by the Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions contained herein for the benefit of the Receiptholders.

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6.2	Immunity of Shareholders, etc.

The Subscription Receipt Agent and, by the acceptance of the Subscription Receipt Certificates or Uncertificated Subscription Receipts and as part of the consideration for the issue of the Subscription Receipts, the Receiptholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any settlor or any past, present or future Shareholder, director, officer, employee or agent of the Corporation or any successor entity for the issue of the Common Shares pursuant to any Subscription Receipt or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Subscription Receipt Certificate(s) or Uncertificated Subscription Receipts.

6.3	Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future Shareholders or of any successor entity or any of the past, present or future directors, officers, employees or agents of the Corporation or of any successor entity, but only the property of the Corporation or any successor entity shall be bound in respect hereof.

Article 7
MEETINGS OF RECEIPTHOLDERS

7.1	Right to Convene Meetings

The Subscription Receipt Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Receiptholders' Request and upon being funded and indemnified to its reasonable satisfaction by the Corporation or by the Receiptholders signing such Receiptholders' Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders. In the event of the Subscription Receipt Agent failing to so convene a meeting within ten (10) days after receipt of such written request of the Corporation or such Receiptholders' Request and such funding and indemnity given as aforesaid, the Corporation or such Receiptholders, as the case may be, may convene such meeting. Every such meeting shall be held in Calgary, Alberta or at such other place as may be determined by the Subscription Receipt Agent and approved by the Corporation.

7.2	Notice

At least ten (10) days prior notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Subscription Receipt Agent (unless the meeting has been called by the Subscription Receipt Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the date (which shall be a Business Day) and time when, and the place where the meeting, is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Receiptholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7.

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7.3	Chairman

An individual (who need not be a Receiptholder) designated in writing by the Subscription Receipt Agent shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Receiptholders present in person or by proxy shall choose some individual present to be chairman.

7.4	Quorum

Subject to the provisions of Section 7.11, at any meeting of the Receiptholders a quorum shall consist of not less than two (2) Receiptholders present in person or by proxy and holding at least ten percent (10%) of the then outstanding Subscription Receipts. If a quorum of the Receiptholders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned by the Receiptholders or on a Receiptholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum is present at the commencement of business. At the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least ten percent (10%) of the then outstanding Subscription Receipts.

7.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Receiptholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7	Poll and Voting

On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Receiptholders acting in person or by proxy and holding at least five percent (5%) of the then outstanding Subscription Receipts, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more absent Receiptholders, or both, shall have one vote. On a poll, each Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Common Share he is entitled to receive pursuant to the Subscription Receipt(s) then held or represented by him. A proxy need not

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be a Receiptholder. In the case of joint holders, any of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together in respect of Subscription Receipts of which they are joint registered holders. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, held or represented by him.

7.8	Regulations

The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a)	the setting of the record date for a meeting of Receiptholders for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;
(b)	the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipt Certificates specified therein have been deposited with it by a named person and will remain on deposit until after the meeting, which voting certificate shall entitle the persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in such voting certificates were the actual holders of the Subscription Receipt Certificates specified therein;
(c)	the deposit of voting certificates and instruments appointing proxies at such place and time as the Subscription Receipt Agent, the Corporation or the Receiptholders, convening the meeting, as the case may be, may in the notice convening the meeting direct;
(d)	the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed or otherwise sent electronically before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;
(e)	the form of the instrument of proxy; and
(f)	generally for the calling of meetings of Receiptholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Receiptholders or their counsel, or proxies of Receiptholders.

7.9	Corporation and Subscription Receipt Agent may be Represented

The Corporation and the Subscription Receipt Agent, by their respective authorized agents, and the counsel for the Corporation and for the Subscription Receipt Agent may attend any meeting of the Receiptholders, but shall have no vote as such unless in their capacity as Receiptholder or a proxy holder.

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7.10	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Receiptholders at a meeting shall, subject to the provisions of Section 7.11, have the power, subject to all applicable regulatory and exchange approvals, exercisable from time to time by Extraordinary Resolution:

(a)	to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or the Subscription Receipt Agent against the Corporation or against its undertaking, property and assets or any part thereof whether such rights arise under this Agreement or the Subscription Receipt Certificates or otherwise;
(b)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Receiptholders;
(c)	to direct or to authorize the Subscription Receipt Agent to enforce any of the covenants on the part of the Corporation contained in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;
(d)	to waive, and to direct the Subscription Receipt Agent to waive, any default on the part of the Corporation in complying with any provisions of this Agreement or the Subscription Receipt Certificates either unconditionally or upon any conditions specified in such Extraordinary Resolution;
(e)	to restrain any Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders;
(f)	to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;
(g)	to assent to any modification of, change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;
(h)	with the consent of the Corporation (such consent not to be unreasonably withheld), to remove the Subscription Receipt Agent or its successor in office and to appoint a new Subscription Receipt Agent to take the place of the Subscription Receipt Agent so removed;
(i)	to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Corporation; and

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(j)	to assent to any modification of the Corporation's constating documents in circumstances where, had the Common Shares then been outstanding, an Extraordinary Resolution of the holders of Common Shares would have been required.
7.11	Meaning of Extraordinary Resolution
(a)	The expression "Extraordinary Resolution" when used in this Agreement means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution proposed at a meeting of Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy at least two (2) Receiptholders holding more than twenty-five percent (25%) of the then outstanding Subscription Receipts and passed by the affirmative votes of Receiptholders holding not less than sixty-six and two-thirds percent (66 2/3%) of the then outstanding Subscription Receipts represented at the meeting in person or by proxy and voted on the poll upon such resolution.
(b)	If, at any meeting called for the purpose of passing an Extraordinary Resolution, at least two (2) Receiptholders holding more than twenty-five percent (25%) of the then outstanding Subscription Receipts are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if convened by Receiptholders or on a Receiptholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than fourteen (14) or more than thirty (30) days later, and to such place and time as may be appointed by the chairman. Not less than seven (7) days prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2. Such notice shall state that at the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting:
(i)	if the Extraordinary Resolution purports to exercise any of the powers conferred pursuant to Subsection 7.10 (a), (d), (g), (i) or (j) or purports to change the provisions of this Section 7.11 or of Section 7.14 or purports to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Receiptholders in exercise of the powers referred to in this paragraph, a quorum for the transaction of business shall consist of Receiptholders holding more than twenty-five percent (25%) of the then outstanding Subscription Receipts present in person or by proxy; and
(ii)	in any other case, a quorum for the transaction of business shall consist of such Receiptholders as are present in person or by proxy.
(c)	At any such adjourned meeting, any resolution passed by the requisite votes as provided in Subsection 7.11(a) shall be an Extraordinary Resolution within the meaning of this Agreement notwithstanding that Receiptholders holding more than twenty-five percent (25%) of the then outstanding Subscription Receipts are not present in person or by proxy at such adjourned meeting.
(d)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.
7.12	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Receiptholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Receiptholders to exercise such power or powers or combination of powers then or thereafter from time to time.

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7.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books of the Corporation to be provided from time to time for that purpose by the Subscription Receipt Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had or by the chairman or secretary of the next succeeding meeting held shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as provided in this Article 7 may also be taken and exercised by an instrument in writing signed in one or more counterparts by such Receiptholders in person or by attorney duly appointed in writing, (a) holding at least a majority of then-outstanding Subscription Receipts with respect to a resolution that is not a Extraordinary Resolution, and the expression "resolution" when used not as part of "Extraordinary Resolution " in this Agreement shall include an instrument so signed, and (b) holding at least sixty-six and two-thirds percent (66 2/3%) of then outstanding Subscription Receipts with respect to an Extraordinary Resolution, and the expression "Extraordinary Resolution" when used in this Agreement shall include an instrument so signed.

7.15	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 7 at a meeting of Receiptholders shall be binding upon all the Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Receiptholders in accordance with Section 7.14 shall be binding upon all the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Subscription Receipt Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

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7.16	Holdings by Corporation Disregarded

In determining whether Receiptholders holding the required number of Subscription Receipts are present at a meeting of Receiptholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Receiptholders' Request or other action under this Agreement, Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation shall be disregarded in accordance with the provisions of Section 10.7.

Article 8
SUPPLEMENTAL AGREEMENTS

8.1	Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation, the Lead Underwriter, on behalf of the Underwriters, and the Subscription Receipt Agent may, subject to the provisions hereof and subject to any required stock exchange and regulatory approvals, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Subscription Receipt Agent prejudicial to the interests of the Receiptholders;
(b)	giving effect to any Extraordinary Resolution passed as provided in Article 7;
(c)	making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Subscription Receipt Agent, prejudicial to the interests of the Receiptholders;
(d)	adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipt Certificates, and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof,
(e)	modifying any of the provisions of this Agreement, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Subscription Receipt Agent, such modification or relief in no way prejudices any of the rights of the Receiptholders or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any such supplemental agreement which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and
(f)	for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Subscription Receipt Agent the rights of the Subscription Receipt Agent and of the Receiptholders are in no way prejudiced thereby.

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Article 9
CONCERNING THE SUBSCRIPTION RECEIPT AGENT

9.1	Rights and Duties of Subscription Receipt Agent
(a)	In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall exercise that degree of care, diligence and skill that a reasonably prudent Subscription Receipt Agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from liability for its own negligence, wilful misconduct or fraud.
(b)	The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Receiptholders hereunder shall be conditional upon the Receiptholders furnishing, when required by notice by the Subscription Receipt Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and to hold harmless the Subscription Receipt Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.
(c)	The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipts held by them, for which Subscription Receipts the Subscription Receipt Agent shall issue receipts.
(d)	Every provision of this Agreement that by its terms relieves the Subscription Receipt Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 9.1 and of Section 9.2.
(e)	The Subscription Receipt Agent shall have no duties except those expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other parties hereto and, if its duties herein are affected, unless it shall have given its prior written consent thereto.
(f)	The Subscription Receipt Agent shall not be responsible for ensuring that the Proceeds are used in the manner contemplated by the Prospectus.
(g)	The Subscription Receipt Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation does not require the exercise of any discretion or independent judgment.
(h)	The Subscription Receipt Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificates whether delivery by hand, mail or any other means.
(i)	The Subscription Receipt Agent shall not be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities deposited with it.

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9.2	Evidence, Experts and Advisers
(a)	In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as the Subscription Receipt Agent may reasonably require by written notice to the Corporation.
(b)	In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent.
(c)	Whenever it is provided in this Agreement that the Corporation shall deposit with the Subscription Receipt Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Subscription Receipt Agent take the action to be based thereon.
(d)	Proof of the execution of an instrument in writing, including a Receiptholders' Request, by any Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to the officer the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent may consider adequate.
(e)	The Subscription Receipt Agent may employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Subscription Receipt Agent.
9.3	Documents, Monies, etc. Held by Subscription Receipt Agent

Any securities, documents of title or other instruments that may at any time be held by the Subscription Receipt Agent pursuant to this Agreement may be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian chartered bank or deposited for safekeeping with any such bank. If the Subscription Receipt Agent has not received a direction under Section 4.1, any monies so held pending the application or withdrawal thereof under any provisions of this Agreement may be deposited in the name of the Subscription Receipt Agent in any Canadian chartered bank, or in the deposit department of the Subscription Receipt Agent or any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof, at the rate of interest (if any) then current on similar deposits.

9.4	Actions by Subscription Receipt Agent to Protect Interest

The Subscription Receipt Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders.

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9.5	Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the premises.

9.6	Protection of Subscription Receipt Agent

By way of supplement to the provisions of this Subscription Receipt Agreement or any law for the time being relating to trustees it is expressly declared and agreed as follows:

(a)	the Subscription Receipt Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 9.8 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;
(b)	nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;
(c)	the Subscription Receipt Agent shall not be bound to give notice to any person or persons of the execution hereof;
(d)	the Subscription Receipt Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation;
(e)	the Subscription Receipt Agent shall be protected in acting upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration or other paper or document furnished to it hereunder, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be; and
(f)	without limiting any protection or indemnity of the Subscription Receipt Agent under any other provisions hereof, or otherwise at law, the Corporation agrees to indemnify and save harmless the Subscription Receipt Agent and each of its directors, officers, employees, shareholders and agents from and against any and all liabilities, losses, costs, claims, actions, or demands whatsoever which may be brought against the Subscription Receipt Agent or which it may suffer or incur as result of or arising out of the performance of its duties and obligations under this Agreement, save only in the event of the negligence, wilful misconduct or fraud of the Subscription Receipt Agent. It is understood and agreed that this indemnification shall survive the termination or discharge of this Agreement or the resignation of the Subscription Receipt Agent, as the case may be.
9.7	Replacement of Subscription Receipt Agent; Successor by Merger
(a)	The Subscription Receipt Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 9.7, by giving to the Corporation and Lead Underwriter not less than thirty (30) days prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Receiptholders by Extraordinary Resolution shall have power at any time to remove the existing Subscription

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Receipt Agent and to appoint a new Subscription Receipt Agent. In the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Lead Underwriter, on behalf of the Underwriters, shall forthwith appoint a new Subscription Receipt Agent unless a new Subscription Receipt Agent has already been appointed by the Receiptholders; failing such appointment by the Lead Underwriter, on behalf of the Underwriters, the retiring Subscription Receipt Agent or any Receiptholder may apply to a justice of the Court of Queen's Bench (Alberta) on such notice as such justice may direct, for the appointment of a new Subscription Receipt Agent; but any new Subscription Receipt Agent so appointed by the Lead Underwriter, on behalf of the Underwriters, or by the Court shall be subject to removal as aforesaid by the Receiptholders. Any new Subscription Receipt Agent appointed under any provision of this Section 9.7 shall be a corporation authorized to carry on the business of a trust company in the Provinces of Alberta and Ontario and, if required by the applicable legislation for any other provinces, in such other provinces. On any such appointment the new Subscription Receipt Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent hereunder. At the request of the Corporation or the new Subscription Receipt Agent, the retiring Subscription Receipt Agent, upon payment of the amounts, if any, due to it pursuant to Section 5.3, shall duly assign, transfer and deliver to the new Subscription Receipt Agent all property and money held and all records kept by the retiring Subscription Receipt Agent hereunder or in connection herewith.

(b)	Upon the appointment of a successor Subscription Receipt Agent, the Corporation shall promptly notify the Receiptholders thereof in the manner provided for in Article 10.
(c)	Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Subscription Receipt Agent shall be a party, or any corporation succeeding to the corporate trust business of the Subscription Receipt Agent shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Subscription Receipt Agent under Subsection 9.7(a).
(d)	Any Subscription Receipt Certificates certified but not delivered by a predecessor Subscription Receipt Agent may be delivered by the successor Subscription Receipt Agent in the name of the predecessor or successor Subscription Receipt Agent.
9.8	Conflict of Interest
(a)	The Subscription Receipt Agent represents to the Corporation and the Lead Underwriter, on behalf of the Underwriters, that at the time of execution and delivery hereof no material conflict of interest exists between its role as Subscription Receipt Agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within thirty (30) days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its appointment as Subscription Receipt Agent hereunder to a successor Subscription Receipt Agent approved by the Corporation and meeting the requirements set forth in Subsection 9.7(a). Notwithstanding the foregoing provisions of this Subsection 9.8(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipt Certificates shall not be affected in any manner whatsoever by reason thereof.

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(b)	Subject to Subsection 9.8(a), the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any affiliated entity of the Corporation without being liable to account for any profit made thereby.
9.9	Acceptance of Appointment

The Subscription Receipt Agent hereby accepts the appointment as Subscription Receipt Agent in this Agreement and agrees to perform its duties hereunder upon the terms and conditions herein set forth.

9.10	Subscription Receipt Agent Not to be Appointed Receiver

The Subscription Receipt Agent and any person related to the Subscription Receipt Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

9.11	Anti-Money Laundering and Anti-Terrorist Legislation

The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, acting reasonably, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on ten (10) days written notice to the other parties to this Agreement, provided (i) that the Subscription Receipt Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Subscription Receipt Agent's satisfaction within such ten (10) day period, then such resignation shall not be effective.

9.12	Privacy Laws

The Corporation acknowledges that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes: (a) to provide the services required under this Agreement and other services that may be requested from time to time; (b) to help the Subscription Receipt Agent manage its servicing relationships with such individuals; (c) to meet the Subscription Receipt's Agent legal and regulatory requirements; and (d) if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

The Corporation acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Subscription Receipt Agent shall make available on its website or upon request, including revisions thereto. Some of this personal information may be transferred to servicers in the United States for data processing and/or storage. Further, the Corporation agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Indenture unless the Corporation has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

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9.13	Force Majeure

No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, economic sanctions or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

Article 10
GENERAL

10.1	Notice to the Corporation, Subscription Receipt Agent and the Lead Underwriter
(a)	Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, the Underwriters or the Subscription Receipt Agent shall be deemed to be validly given if delivered by hand courier or if transmitted by facsimile or e-mail:
(i)	if to the Corporation:

Bellatrix Exploration Ltd. Suite 1920, 800 –5th Avenue S.W. Calgary, Alberta T2P 3T6
Attention: Charles Kraus Facsimile: (403) 264-8163 E-mail: ckraus@bxe.com

(ii)	if to the Underwriters:

National Bank Financial Inc. 1800, 311 – 6th Avenue SW Calgary, Alberta T2P 3H2

Attention: Blair C. Ward Facsimile: (403) 265-0543 E-mail: blair.ward@nbc.ca

(iii)	if to the Subscription Receipt Agent:

Computershare Trust Company of Canada 600, 530 - 8th Avenue SW Calgary, Alberta T2P 3S8

Attention: Manager, Corporate Trust Facsimile: (403) 267-6598

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and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if telecopied or e-mailed on the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission.

(b)	The Corporation, the Lead Underwriter, on behalf of the Underwriters, or the Subscription Receipt Agent, as the case may be, may from time to time notify the other in the manner provided in Subsection 10.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation, the Lead Underwriter, on behalf of the Underwriters, or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement.
10.2	Notice to Receiptholders
(a)	Any notice to the Receiptholders under the provisions of this Agreement shall be valid and effective if delivered or sent by letter or circular through the ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, three (3) Business Days following actual posting of the notice.
(b)	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Receiptholders or if delivered to the address for such Receiptholders contained in the register of Subscription Receipts maintained by the Subscription Receipt Agent.
10.3	Ownership and Transfer of Subscription Receipts

The Corporation and the Subscription Receipt Agent may deem and treat the registered owner of any Subscription Receipt Certificate or Uncertificated Subscription Receipt or, in the case of a transferee who has surrendered a Subscription Receipt Certificate or Uncertificated Subscription Receipt in accordance with and as contemplated in Section 2.14, such transferee, as the absolute owner of the Subscription Receipt represented thereby for all purposes, and the Corporation and the Subscription Receipt Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Receiptholder shall be entitled to the rights evidenced by such Subscription Receipt Certificate or Uncertificated Subscription Receipt free from all equities or rights of set off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly and the receipt of any such Receiptholder for the Common Shares which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Subscription Receipt Agent for the same and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction.

10.4	Evidence of Ownership
(a)	Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipts specified therein have been deposited by a named person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Corporation and the Subscription Receipt Agent may treat the person so named as the owner, and such certificate as sufficient evidence of the ownership by such person of such Subscription Receipt during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Subscription Receipt so deposited.

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(b)	The Corporation and the Subscription Receipt Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any person (i) the signature of any officer of any bank, trust company, or other depositary satisfactory to the Subscription Receipt Agent as witness of such execution, (ii) the certificate of any notary public or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the person signing acknowledged to him the execution thereof, or (iii) a statutory declaration of a witness of such execution.
10.5	Satisfaction and Discharge of Agreement

Upon the earlier of:

(a)	the issue of certificates or customer confirmations representing Common Shares and the payment of all monies required as provided in Section 3.2; or
(b)	the payment of all monies required where the Termination Time occurs as provided in Section 3.4,

this Agreement shall cease to be of further effect and the Subscription Receipt Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Subscription Receipt Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Notwithstanding the foregoing, the indemnities provided to the Subscription Receipt Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Agreement.

10.6	Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto, the Receiptholders and the transferees of Subscription Receipts as contemplated in Section 2.14, any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Receiptholders and such transferees.

10.7	Subscription Receipts Owned by the Corporation or its Subsidiaries - Certificate to be Provided

For the purpose of disregarding any Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation in Section 7.16, the Corporation shall provide to the Subscription Receipt Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate the number of Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation, and the Subscription Receipt Agent, in making the computations in Section 7.16, shall be entitled to rely on such certificate without requiring further evidence thereof.

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10.8	Effect of Execution

Notwithstanding any provision of this Agreement, should any Subscription Receipt Certificates be issued and certified in accordance with the terms hereof prior to the actual time of execution of this Agreement by the Corporation and the Subscription Receipt Agent, any such Subscription Receipt Certificates shall be void and of no value and effect until such actual execution.

10.9	Time of Essence

Time is and shall remain of the essence of this Agreement.

10.10	Counterparts

This Agreement may be executed and delivered (including by facsimile transmission or portable document format (PDF)) in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

10.11	Third Party Interests

The Corporation represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by the Subscription Receipt Agent in connection with this Agreement, for or to the credit of the Corporation, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Corporation agrees to complete and execute forthwith a declaration in the Subscription Receipt Agent's prescribed form as to the particulars of such third party.

[Remainder of page intentionally left blank – signature page follows]

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IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

BELLATRIX EXPLORATION LTD.
Per:	(signed) "Charles R. Kraus"
Authorized Signatory

NATIONAL BANK FINANCIAL INC. on its own behalf and on behalf of the other Underwriters
Per:	(signed) "Blair Ward"
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA
Per:	(signed) "Beatriz Fedozzi"
Authorized Signatory
Per:	(signed) "Laura Leong"
Authorized Signatory

SCHEDULE "A"

FORM OF subscription receipt CERTIFICATE

Bellatrix Exploration Ltd.

(a corporation organized pursuant to the laws of the Province of Alberta)

Number: • CUSIP/ISIN: 078314119/CA0783141199

THIS CERTIFIES THAT • . (the "holder") is the registered holder of • Subscription Receipts represented hereby.

The Subscription Receipts represented by this Subscription Receipt certificate ("Certificate") are issued pursuant to a subscription receipt agreement (the "Agreement") dated August 9, 2016 among Bellatrix Exploration Ltd. (the "Corporation"), Computershare Trust Company of Canada (the "Subscription Receipt Agent") and National Bank Financial Inc., on its own behalf and on behalf of RBC Dominion Securities Inc., Scotia Capital Inc., Canaccord Genuity Corp., CIBC World Markets Inc., BMO Nesbitt Burns Inc. and Dundee Securities Ltd. (collectively, the "Underwriters").

Capitalized terms used in the Agreement have the same meaning herein as therein, unless otherwise defined.

Each Subscription Receipt entitles each holder, without payment of additional consideration or further action on the part of the holder, if the Disposition Time occurs on or before the Termination Time, to receive one Common Share for each Subscription Receipt held. If the Termination Time occurs, the subscription for Common Shares represented by each Subscription Receipt shall be automatically terminated and cancelled and each holder shall receive an amount per Subscription Receipt equal to the Subscription Price together with such holder's pro rata share of any Earned Interest thereon, less any applicable withholding taxes, all in the manner and on the terms and conditions set out in the Agreement.

The Subscription Receipts represented hereby are issued under and pursuant to the Agreement. Reference is hereby made to the Agreement and any and all other instruments supplemental or ancillary thereto for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions upon which such Subscription Receipts are, or are to be, issued and held, all to the same effect as if the provisions of the Agreement and all instruments supplemental or ancillary thereto were herein set forth, and to all of which provisions the holder of these Subscription Receipts by acceptance hereof assents. In the event of a conflict or inconsistency between the terms of the Agreement and this Certificate, the terms of the Agreement shall prevail.

The holding of the Subscription Receipts evidenced by this Certificate shall not constitute the holder hereof a Shareholder or entitle such holder to any right or interest in respect thereof except as herein and in the Agreement expressly provided.

The Agreement contains provisions making binding upon all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and by instruments in writing signed by the holders of a specified majority of the outstanding Subscription Receipts.

The Subscription Receipts evidenced by this Certificate may be transferred on the register kept at the offices of the Subscription Receipt Agent by the registered holder hereof or his legal representatives or his attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent, only upon payment of the charges provided for in the Agreement and upon compliance with such reasonable requirements as the Subscription Receipt Agent may prescribe. The transfer register shall be closed at 5:00 p.m. (Calgary time) on the earlier to occur of the Disposition Date and the Termination Date (subject to settlement).

This Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by or on behalf of the Subscription Receipt Agent.

Time shall be of the essence hereof. This Certificate is governed by the laws of Alberta and the laws of Canada applicable therein.

IN WITNESS WHEREOF the Corporation has caused this Certificate to be signed by a duly authorized representative of the Corporation as of • , 2016.

BELLATRIX EXPLORATION LTD.
Per:

Countersigned by: COMPUTERSHARE TRUST COMPANY OF CANADA
Per:

Dated: ________________________, 2016

SCHEDULE "B"

IRREVOCABLE DIRECTION

TO: COMPUTERSHARE TRUST COMPANY OF CANADA

This Irrevocable Direction is being provided pursuant to subparagraph 3.1 of a subscription receipt agreement (the "Agreement") dated August 9, 2016 among Bellatrix Exploration Ltd. (the "Corporation"), Computershare Trust Company of Canada (the "Subscription Receipt Agent") and National Bank Financial Inc., on its own behalf and on behalf of RBC Dominion Securities Inc., Scotia Capital Inc., Canaccord Genuity Corp., CIBC World Markets Inc., BMO Nesbitt Burns Inc. and Dundee Securities Ltd. (collectively, the "Underwriters").

Capitalized terms used in the Agreement have the same meaning herein as therein, unless otherwise defined.

The Subscription Receipt Agent is hereby irrevocably directed and authorized, in its capacity as registrar and transfer agent of the Common Shares and in its capacity as Subscription Receipt Agent under the Agreement:

(a)	to release to, or as directed in writing by, the Corporation, the Released Amount;
(b)	to release to National Bank Financial Inc., on behalf of the Underwriters, the sum of $[750,000/862,500] plus Earned Interest thereon; and
(c)	to issue on behalf of the Corporation, [25,000,000/28,750,000] paid and non-assessable Common Shares to the person or persons to whom such Common Shares are to be issued in accordance with and pursuant to the terms of the Subscription Receipt Agreement at the Disposition Time (which occurred on • , 2016). Such Common Shares shall be delivered to the Receiptholders through CDS in the case of Uncertificated Subscription Receipts.

DATED at Calgary, Alberta, this _____ day of __________________, 2016.

BELLATRIX EXPLORATION LTD.
Per:
Authorized Signatory

SCHEDULE "C"

CLOSING NOTICE

TO: COMPUTERSHARE TRUST COMPANY OF CANADA

This Closing Notice is being provided pursuant to subparagraph 3.1 of the subscription receipt agreement (the "Agreement") dated August 9, 2016 among Bellatrix Exploration Ltd. (the "Corporation"), Computershare Trust Company of Canada (the "Subscription Receipt Agent") and National Bank Financial Inc. on its own behalf and on behalf of RBC Dominion Securities Inc., Scotia Capital Inc., Canaccord Genuity Corp., CIBC World Markets Inc., BMO Nesbitt Burns Inc. and Dundee Securities Ltd.

Capitalized terms used in the Agreement have the same meaning herein as therein, unless otherwise defined.

The Subscription Receipt Agent is hereby notified by the Corporation and the Lead Underwriter that the Escrow Release Condition has been satisfied.

DATED at Calgary, Alberta, this _____ day of __________________, 2016.

BELLATRIX EXPLORATION LTD.
Per:
Authorized Signatory

NATIONAL BANK FINANCIAL INC., on its own behalf and on behalf of the Underwriters
Per:
Authorized Signatory